07026224

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 13 2007
WASH, D.C.
182

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 07/08/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

27 July 2007

Dyno Nobel update on Fabchem:

Fabchem subsidiary obtains Export Licence

Dyno Nobel (ASX:DXL) today announced that Fabchem (SGX:FABC) through its wholly owned subsidiary, Shandong Yinguang Technology Co. Ltd (Yinguang Technology), obtained an Export Licence from the Commission of Science, Technology and Industry for National Defence of the People's Republic of China (PRC).

Since January of this year, Dyno Nobel has owned a 29.9 per cent holding in Fabchem - a leading initiation and explosives supplier in China. Yinguang Technology is the wholly owned subsidiary and sole asset of the listed entity Fabchem.

Dyno Nobel Chief Executive Officer, Mr Peter Richards, said the export licence was a significant milestone, which would allow Fabchem to directly export commercial explosive devices to its overseas customers without the need for export agents appointed by the PRC Government.

"Fabchem also now has a stronger platform for further international expansion and new business opportunities, and the elimination of export agent fees will free up capital and provide cost savings for the business," Mr Richards said.

"In such a highly regulated economy, the granting of this export licence is testament to the Government's continued support for Fabchem."

As was announced to the Australian Stock Exchange on January 16 this year, Dyno Nobel purchased 29.9 per cent of Fabchem for S$0.52 cents per share with an additional S$0.13 payable upon achieving profit hurdles in 2008 and S$0.05 per share payable on achieving an export licence.

Fabchem represents Dyno Nobel's cornerstone investment in the fast growing Chinese market and the investment decision was an integral part of the company's Asia Pacific re entry plans. Fabchem's performance to date has been in line with Dyno Nobel's expectations and Dyno Nobel will continue to work with Fabchem management and Board to enhance the growth and success of the business.

-ENDS-

For media enquires contact:

Sonja Kukec, Dyno Nobel 0437 766 483

Gloria Barton, Cannings 0413 520 603

Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Fabchem China Limited

Fabchem (Bloomberg: FABC SP) is one of the leading manufacturers of commercial explosive devices in China. The Group's principal business activity is in the production and sale of commercial explosives products, comprising explosive devices, initiators and detonators, both under its own brand name ("Yinguang") and those of third parties. It also provides after-sales services to its customers such as technical assistance related to the detonating activities.

The Group's products are mainly used by the mining, hydroelectric and infrastructure construction industries, for activities such as coal mining, oil & gas exploration, construction of hydroelectric dams, roads and railways, and large construction projects. The Group sells its products to more than 10 countries, including China, Australia and South Africa.

END